Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Greenland Technologies Holding Corporation

We hereby consent to the incorporation by reference in this Amendment No. 4 to Registration Statement on Form S3 of our report dated March 31, 2021, relating to the audit of the consolidated balance sheets of Greenland Technologies Holding Corporation and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements), which appears in the Form 10-K filed by the Company with the U.S. Securities Exchange Commission on March 31, 2021.

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

San Mateo, California

December 30, 2021